■  EX-99.1 the Notice Concerning Offering of ADSs.
October 24, 2005
POSCO
(Stock Code Number: 5412, TSE)
(Ticker Symbol: PKX, NYSE)
     POSCO (the “Company”) resolved at a meeting of its Board of Directors on July 12, 2005 to offer and sell American depositary Shares (“ADSs”), representing shares of the Company’s common stock, outside the united States in reliance on Regulation S of the Securities Act of 1933, including to the public in Japan, and to apply for the listing and admission for trading of the ADSs on the Tokyo stock Exchange. The Company today received notice that it has been approved for listing on the Tokyo Stock Exchange.
1.	Class of shares to be offered for sale:

ADSs, each representing one-fourth of one share of the Company’s common stock. The ADSs will be Represented by certificates commonly known as American Depositary Receipts, or ADRs. The ADRs to Be sold in the offering consist solely of ADSs representing treasury stock of the Company.

2.	Seller of the ADRs: The Company.

3.	Number of ADSs to be sold: 14,000,000 ADSs.

4.	Offering price: To be determined

5.	Location of offers and sales to be made: Japan and certain other countries excluding the United States.

6.	Subscription period: November 16, 2005 to November 18, 2005

7.	Delivery date;

November 21 (New York time), or such other date within one week thereof, to be determined based on the pricing date

8.	Minimum lots: 50 ADSs

This is not an offer for sale of the ADSs in the United States. The ADSs may not be offered or sold in the United States absent registration under, or an applicable exemption from, the registration requirements of the Securities Act of 1933, as amended. POSCO does not intend to register any portion of the offering in the United States for the purpose of conducting a public offering of ADSs in the United States.